December 18, 2013

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 29
-Neuberger Berman Long Short Multi-Manager Fund
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on November 19, 2013, regarding your review of Post-Effective Amendment No. 29 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 29 will become effective on December 18, 2013.  We expect to file Post-Effective Amendment No. 31 on or about December 13, 2013, which will become effective on December 18, 2013, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table for the Fund.

Response:  The management fee contained in the fee table reflects fees for both investment management services and administrative services for each Class.  The fee that the Fund pays for investment management services is the same for each Class.  The fee that the Fund pays for administrative services is different for Institutional Class and Class A and Class C.  Accordingly, the management fee reflected in the fee table for Institutional Class is lower than the management fee of Class A and Class C due to the lower fee for administrative services for the Institutional Class.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 18, 2013

Comment 2:  Please confirm that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Response:  The Registrant confirms that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Comment 3:  In the first sentence of the second paragraph in the “Principal Investment Strategies” section, please consider replacing the word “diversification” with a different word since the Fund is considered non-diversified.

Response:  No change was made in response to this comment since the Fund will be considered diversified.

Comment 4:  In the “Principal Investment Strategies” section, please briefly describe the characteristics of a short position.

Response:  The Registrant has added the following after the first sentence in the third paragraph of the “Principal Investment Strategies” section:

Short positions involve selling a security the Fund does not own in anticipation that the security’s price will decline.

Comment 5:  If the Fund has a target maturity or duration for the fixed income portion of the Fund, please add that disclosure in the “Principal Investment Strategies” section.

Response:  The Registrant confirms that the Fund does not have a target maturity or duration for the fixed income portion of the Fund.

Comment 6:  Please acknowledge that the Registrant is aware of the concept release on derivatives issued by the Securities and Exchange Commission (“SEC”), which may change how the Fund might use derivatives in the future if it is implemented.

Response:  The Registrant acknowledges that it is aware of the concept release on derivatives issued by the SEC, which may change how the Fund might use derivatives in the future if it is implemented.

Comment 7:  Please confirm that the Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms the Fund currently intends to segregate assets sufficient to cover the notional value when it is the seller of a credit default swap, but reserves

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 18, 2013

the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Comment 8: If the Adviser allocates the Fund’s assets to certain additional strategies in the future as noted in the sixth paragraph in the “Principal Investment Strategies” section, please confirm that the Fund will provide notice to shareholders if the new strategy involves additional risks.

Response:  The Registrant confirms that if the Adviser allocates the Fund’s assets to certain additional strategies in the future, the Fund will provide notice to shareholders if the new strategy involves additional risks.

Comment 9: In the first paragraph of the “Principal Investment Risks” section, please delete the reference to when-issued securities unless they may be considered principal investment types for the Fund’s strategy.  If so, please add disclosure related to when-issued securities in the “Principal Investment Strategies” section.

Response:  The Registrant has deleted the references to when-issued securities in the prospectus as they currently will not be part of the Fund’s principal investment strategy.

Comment 10: In “Short Sale Risk” in the “Principal Investment Risks” section, please consider removing the first phrase in the second sentence and replacing the word “risk” with “loss” in second phrase in that sentence.

Response:  The Registrant has revised the second sentence in “Short Sale Risk” in the “Principal Investment Risks” section as follows:

Short sales ~~may help hedge against general market risk to the securities held in the portfolio but~~, at least theoretically, present unlimited ~~risk~~ loss on an individual stock basis, since the Fund may be required to buy the security sold short at a time when the security has appreciated in value.

Comment 11: In “Derivatives Risk” in the “Principal Investment Risks” section, please consider revising the disclosure to focus on the types of derivatives the Fund will invest in.

Response:  The Registrant has revised “Derivatives Risk” in the “Principal Investment Risks” section as follows:

Derivatives Risk. The Fund may invest in derivatives, including futures, swaps, options and forward currency contracts. Derivatives involve risks different from….

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 18, 2013

Comment 12: Please consider whether risk disclosure in the “Principal Investment Risks” section related to investing in rights and warrants should be added.

Response:  The Registrant has added the following to the “Principal Investment Risks” section as follows:

Warrants and Rights Risk.  Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities.  The purchase of warrants or rights involves the risk that the Fund could lose the purchase value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrants’ and rights’ expiration date since warrants and rights cease to have value if they are not exercised prior to their expiration date.  The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Comment 13:  Please explain what is meant by the references to “other real estate companies” in the “REITs and Other Real Estate Companies Risk” in the “Principal Investment Risks” section.  Please include such investments in the “Principal Investment Strategies” section if they are part of the Fund’s principal investment strategy.

Response:  The Registrant confirmed that the Fund may gain exposure to the real estate market through its direct investment in companies that are involved in the real estate market but are not REITs.  The Registrant has revised the “Principal Investment Strategies” section to include these investments as a principal investment strategy of the Fund.

Comment 14:  Please confirm that the fee table for the Fund includes a separate line item for acquired fund fees and expenses if acquired fund fees and expenses for the Fund exceed 0.01% of average daily net assets.

Response:  The Registrant confirms that the estimated acquired fund fees and expenses for the Fund do not exceed 0.01% of average daily net assets so a separate line item for acquired fund fees and expenses is not included in the fee table.

Comment 15:  Please delete the second paragraph in the “Portfolio Managers of the Adviser” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 18, 2013

Response:  The Registrant has made the requested change.

Comment 16:  Please include the Fund’s inception date in the first sentence of the “Portfolio Managers of the Subadvisers” section.

Response:  The Registrant has made the requested change.

Comment 17:  Please include a statement in the “Management of the Fund” section noting that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report.

Response:  The Registrant has revised the “Management of the Fund” section to include to include the following:

A discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent
Marguerite W. Laurent